As filed with the Securities and Exchange Commission on March 20, 2003

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the Month of March 2003

                         Commission file number: 0-30524

                        Industriforvaltnings AB Kinnevik
             (Exact name of Registrant as specified in its charter)

                   Kinnevik Industrial Management Corporation
                 (Translation of Registrant's name into English)

                                     SWEDEN
                 (Jurisdiction of incorporation or organization)

               Skeppsbron 18, Box 2094, S-103 13 Stockholm, Sweden
                    (Address of principal executive offices)




         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F ...X...               Form 40-F .......

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes ......                  No ...X...

                    [INDUSTRIFORVALTNINGS AB KINNEVIK LOGO]

Skeppsbron 18                                          (Publ) Org nr 556001-9035
Box 2094, 10313 Stockholm                                     Sate Fagersta
Tel 08-562 000 00                                            Fax 08-20 37 74


FOR IMMEDIATE RELEASE                                              20 March 2003


                      KINNEVIK SETTLES DISPUTE WITH ALECTA


Industriforvaltnings AB Kinnevik today announced that it has settled an old dispute with Alecta, the pension fund management group, relating to the 1992 tender offer for Korsnas AB.

Kinnevik will pay SEK 300 million in cash for the remaining 4% of the shares in Korsnas AB, including interest. The transaction gives rise to goodwill of SEK 29 million.

Vigo Carlund, President and CEO of Kinnevik, commented: "This considerably simplifies the Korsnas balance sheet. Legal advice indicated that this dispute would not have been settled in the Courts until 2006 at the earliest, so we are pleased to have efficiently resolved this issue now".


For further information:
Vigo Carlund, President & CEO, Industriforvaltnings AB Kinnevik
tel: +46 8 562 000 00

                                   SIGNATURES
         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                        INDUSTRIFORVALTNINGS AB KINNEVIK



Date:  March 20, 2003

                                 By /s/ Vigo Carlund
                                    ---------------------------------
                                    Name:  Vigo Carlund
                                    Title: CEO, Industriforvaltnings AB Kinnevik